UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Napster, Inc.
(Name of Subject Company)

Napster, Inc.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

630797108
(CUSIP Number of Class of Securities)

Wm. Christopher Gorog
Chief Executive Officer and Chairman of the Board
Napster, Inc.
9044 Melrose Avenue
Los Angeles, California 90069
(310) 281-5000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
David Krinsky, Esq.
O’Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660
(949) 760-9600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Napster, Inc. and Best Buy Co., Inc. released the following joint press release on September 15, 2008.

FOR IMMEDIATE RELEASE

Best Buy Contacts:

Media Contacts:	Investor Contacts:
Susan Busch, Director, Corporate PR	Jennifer Driscoll, Vice President, Investor Relations
(612) 291-6114 or	(612) 291-6110 or
susan.busch@bestbuy.com	jennifer.driscoll@bestbuy.com

Brian Lucas, Sr. Manager, Corporate PR	Wade Bronson, Director, Investor Relations
(612) 291-6131 or	(612) 291-5693 or
brian.lucas@bestbuy.com	wade.bronson @bestbuy.com

Napster Contacts:

Media Contact:	Investor Contact:
Jeff Fox, Media Specialist	Alex Wellins, Managing Director
The Blueshirt Group, for Napster	The Blueshirt Group, for Napster
(415) 828-8298 or	(415) 217-5861 or
jeff@blueshirtgroup.com	alex@blueshirtgroup.com

Best Buy to Acquire Napster

MINNEAPOLIS AND LOS ANGELES (Sept. 15, 2008) - Best Buy Co., Inc. (NYSE:BBY) and Napster, Inc. (NASDAQ:NAPS) announced today that the two companies have entered into a definitive merger agreement for Best Buy to commence a tender offer for all outstanding Napster shares at a price of $2.65 per share in cash. The transaction, with an aggregate purchase price of approximately $121 million (or $54 million net of approximately $67 million in cash and short-term investments of Napster as of June 30, 2008), is subject to customary closing conditions, including the tender of a number of Napster shares that constitutes a majority of Napster’s outstanding shares of common stock (on a fully-diluted basis). The transaction is expected to close during the fourth calendar quarter. The transaction has been unanimously approved by the board of directors of Napster, and Napster’s directors and certain officers have agreed, in their capacities as stockholders, to tender their Napster shares and otherwise support the transaction.

The proposed acquisition includes Napster’s approximately 700,000 digital entertainment subscribers, its Web-based customer service platform, and innovative mobile capabilities. In conjunction with the definitive merger agreement, Napster CEO Chris Gorog and key members of senior management of Napster have entered into employment agreements, effective at closing, pursuant to which they have agreed to continue as the Napster leadership post-acquisition.

Best Buy believes that Napster has one of the most comprehensive and easy-to-use music offerings in the industry, including streaming music, music subscriptions, the ability to purchase individual tracks, albums and mobile offers. Napster has approximately 140 employees, with its headquarters in Los Angeles. At this time, Best Buy does not plan to relocate Napster’s headquarters or to make significant changes in personnel.

“This transaction offers Best Buy a recognized platform for enhancing our capabilities in the digital media space and building new, recurring relationships with customers,” said Brian Dunn, President and COO of Best Buy. “Over time we hope to strengthen our offerings to consumers, who we believe will increasingly seek devices and solutions that enable them to access their content wherever, whenever and however they want.”

Best Buy intends to use Napster’s capabilities and digital subscriber base to reach new customers with an enhanced experience for exploring and selecting music and other digital entertainment products over an increasing array of devices. Best Buy believes the combined capabilities of the two companies will allow it to build stronger relationships with customers, expand the number of subscribers, and capture recurring revenue by offering ongoing value over a mobile digital platform.

“We believe Napster brings us excellent capabilities in the mobility space, as well as international operations and an established team of technology experts,” said Dave Morrish, Executive Vice President - Connected Digital Solutions of Best Buy. “We can foresee Napster acting as a platform for accelerating our growth in the emerging industry of digital entertainment, beyond music subscriptions. We’re very excited to add these capabilities to leverage our existing relationships with the labels, the studios, and the hardware providers. We believe Napster will be an outstanding addition to our already robust portfolio of partners and offerings in the digital music space.”

“We believe Best Buy will be an ideal partner for Napster and are very excited by the benefits that this transaction delivers to our shareholders, partners and employees. Best Buy is uniquely positioned to benefit from Napster’s digital entertainment distribution platform. We are looking forward to combining our digital media capabilities with Best Buy’s resources and global network to extend our digital content platforms,” said Chris Gorog, chairman and CEO of Napster.

Under the terms of the definitive merger agreement, Best Buy will commence a cash tender offer to purchase all of the outstanding shares of Napster common stock for $2.65 per share in cash, with a supporting recommendation from the Napster Board of Directors. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes a majority of Napster’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer (other than shares held by Best Buy, treasury shares, and shares held by Napster shareholders, if any, who properly exercise appraisal rights) being converted into the right to receive $2.65 per share in cash. The directors and certain officers of Napster have entered into agreements with Best Buy pursuant to which they have agreed to tender their shares in connection with the tender offer contemplated by the merger agreement and otherwise support the transaction.

Napster, which recently launched one of the world’s largest MP3 stores, had fiscal 2008 revenue of $127.5 million, an increase of 15 percent over the prior fiscal year; a loss of $16.5 million, an improvement compared with a loss of $36.8 million the prior fiscal year; and positive cash flow for the fiscal year ended March 31, 2008.

Best Buy intends to complete the acquisition using available cash. UBS Investment Bank served as the exclusive financial advisor to Napster, and Napster is represented by O’Melveny & Myers LLP. Best Buy is represented by Robins, Kaplan, Miller & Ciresi L.L.P.

About Best Buy

With operations in the United States, Canada, Europe and China, Best Buy (NYSE: BBY) is a multinational retailer of technology and entertainment products and services with a commitment to growth and innovation. The Best Buy family of brands and partnerships collectively generates more than $40 billion annual revenue and includes brands such as Best Buy, Audiovisions, The Carphone Warehouse, Future Shop, Geek Squad, Jiangsu Five Star, Magnolia Audio Video, Pacific Sales Kitchen and Bath Centers, and Speakeasy. Approximately 150,000 employees apply their talents to help bring the benefits of these brands to life for customers through retail locations, multiple call centers and web sites, in-home solutions, product delivery and in our communities. Community partnership is central to the way we do business at Best Buy. In fiscal 2008, we donated a combined $31.8 million to improve the vitality of the communities where our employees and customers live and work. For more information about Best Buy, visit www.bestbuy.com.

About Napster
Napster, the pioneer of digital music, offers the ultimate in interactive music experiences, creating better ways to discover, share, acquire and enjoy music -- anytime, anywhere. The Company’s offerings include “Napster” (www.napster.com) -- the premier online music destination featuring the most popular on-demand music subscription service in the world and the largest, most comprehensive MP3 download store on the market; “FreeNapster” (www.freeNapster.com) -- a unique Web experience offering free on demand music legally; and “Napster Mobile” -- one of the industry’s fastest growing mobile music platforms. Headquartered in Los Angeles, Napster’s services are available in markets across the Americas, Europe and Japan.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 as contained in Section 27A of the U.S. Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect Best Buy and Napster managements’ current views and estimates regarding future market conditions, company performance and financial results, business prospects, new strategies, the competitive environment and other events. You can identify these statements by the fact that they use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “plan,” “outlook,” and other words and terms of similar meaning. These statements involve a number of risks and uncertainties that could cause actual results to differ materially from the potential results discussed in the forward-looking statements. Among the factors that could cause actual results and outcomes to differ materially from those contained in such forward-looking statements are the following: failure to meet the minimum tender condition or obtain any required stockholder or regulatory approvals or satisfy other conditions to the transaction; failure to achieve anticipated benefits of the transaction; and integration challenges relating to the acquisition. Other factors include the following: general economic conditions, acquisitions and development of new businesses, divestitures, product availability, sales volumes, pricing actions and promotional activities of competitors, profit margins, weather, changes in law or regulations, foreign currency fluctuation, availability of suitable real estate locations, Best Buy’s and Napster’s ability to react to a disaster recovery situation, and the impact of labor markets and new product introductions on overall profitability. A further list and description of risks, uncertainties and other matters can be found in Best Buy’s and Napster’s annual reports and other reports filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, Best Buy’s Annual Report on Form 10-K filed with the SEC on April 30, 2008, and Napster’s Annual Report on Form 10-K filed with the SEC on June 11, 2008. Best Buy and Napster caution that the foregoing list of important factors is not complete and assume no obligation to update any forward-looking statement that it may make.

Additional Information and Where to Find it
The tender offer for the outstanding common stock of Napster has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Napster common stock will be made only pursuant to an offer to purchase and related materials that Best Buy intends to file with the SEC on Schedule TO. Napster also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Napster stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Napster stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from the Information Agent named in the tender offer documents, from Best Buy (with respect to documents filed by Best Buy with the SEC), or from Napster (with respect to documents filed by Napster with the SEC).